UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2026
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com
For immediate release
March 6, 2026
METHANEX RELEASES 2025 SUSTAINABILITY REPORT
VANCOUVER, BRITISH COLUMBIA (March 6, 2026) — Methanex Corporation (TSX:MX) (NASDAQ:MEOH) today released its 2025 Sustainability Report to share its progress on the sustainability topics that are most material to the company and its stakeholders.
“I am proud of our global team’s continued commitment to safety, Responsible Care® and disciplined operations. The 2025 Sustainability Report reflects another year of strong safety performance across Methanex, supported by a consistent focus on planning, hazard awareness, and operational excellence,” said Rich Sumner, President and CEO of Methanex. “The report also highlights our progress in advancing our sustainability commitments, including achieving our greenhouse gas emissions intensity reduction target five years ahead of our goal, managing our environmental impacts, and advancing low-carbon solutions. I am pleased to share how we are protecting and developing our people, contributing to our communities, and implementing strategies for the low-carbon economy transition.”
Methanex is the leading global producer and supplier of methanol. We make an essential product that improves everyday life and provides solutions for a sustainable future. To read Methanex’s full 2025 Sustainability Report please visit https://www.methanex.com/sustainability/reports/.
About Methanex
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Global Select Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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For further information, contact:
Inquiries
Robert Winslow
Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 6, 2026	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary